As filed with the Securities and Exchange Commission on November 15, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Household International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	86-1052062
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2700 Sanders Road

Prospect Heights, Illinois 60070
(847) 564-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick D. Schwartz, Esq.

Vice President, Deputy General Counsel — Corporate and Assistant Secretary
Household International, Inc.
2700 Sanders Road, Prospect Heights, Illinois 60070
(847) 564-6301
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

(Agents’ Counsel)

Scott N. Gierke, Esq.
McDermott Will & Emery LLP
227 West Monroe Street, Chicago, Illinois 60606
(312) 984-7521

    Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
		Offering Price	Aggregate
Title of Each Class	Amount to	Per Unit(1)	Offering Price(1)	Amount of
of Securities to be Registered	be Registered			Registration Fee

Senior Debt Securities	$5,000,000,000	100%	$5,000,000,000	$633,500

(1)	Pursuant to Rule 429 under the Securities Act of 1933, the prospectus filed as part of this registration statement also relates to an indeterminate amount of registered securities that may be reoffered and resold on an ongoing basis after their initial sale in market-making transactions by affiliates of the registrant, including previously registered securities that have been already issued and sold by the registrant and its predecessors pursuant to other registration statements, all of the securities registered on which have been issued and sold.
(2)	Estimated solely for the purpose of computing the registration fee.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

      The prospectus contained herein relates to both of the following:

      — the initial offering of Senior Debt Securities of Household International on a continuous or delayed basis, at an aggregate initial public offering price of up to $5,000,000,000; and

      — market-making transactions that may occur on a continuous or delayed basis in the securities described above, after they are initially sold, and in Senior Debt Securities, if any, of Household International, the initial offering and sale of which have already occurred.

      When the prospectus contained herein is delivered to a purchaser in the initial offering described above, the purchaser will be informed of that fact on the confirmation of sale. When the prospectus is delivered to a purchaser who is not so informed, it is delivered in a market-making transaction.

The information in this Preliminary Prospectus is not complete and may be changed. We may not sell these Securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Preliminary Prospectus is not an offer to sell these Securities and it is not soliciting any offer to buy these Securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 15, 2004

Household International, Inc.

$5,000,000,000

[               ●               ] InterNotes®

          We may offer to sell our [       ●       ] InterNotes® from time to time. The specific terms of each issue of InterNotes® are set prior to the time of sale and will be described in a separate pricing supplement. You should read this prospectus and that supplement carefully before you invest.

          We may offer the notes through agents who purchase the notes as principal and receive a concession. The maximum amount we expect to receive is from $4,990,000,000 to $4,842,500,000, after paying the agents concessions of between $10,000,000 and $157,500,000. The agents are not required to sell any specific amount of notes but will use their reasonable best efforts to sell the notes. We also may offer the notes directly. We have not set a date for the termination of our offering.

          The agents have advised us that from time to time they may purchase and sell notes in the secondary market, but they are not obligated to make a market in the notes and may suspend or completely stop that activity at any time. We do not intend to list the notes on any stock exchange.

          Potential purchasers of the notes should read and consider the information set forth in “Risk Factors” on page 5.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any pricing supplement is accurate or complete. Any representation to the contrary is a criminal offense.

          Household International may use this prospectus in connection with the initial sale of these securities. In addition, HSBC Securities (USA) Inc., or other affiliates of Household International, may use this prospectus in market-making transactions in these or similar securities after their initial sale. UNLESS HOUSEHOLD INTERNATIONAL OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS IS BEING USED IN A MARKET-MAKING TRANSACTION.

Joint Lead Managers and Lead Agents

Banc of America Securities LLC	HSBC	Incapital LLC

Agents

Charles Schwab & Co., Inc.	Citigroup
Edward D. Jones & Co., L.P.	Fidelity Capital Markets, a division of National Financial Services, LLC
Merrill Lynch & Co.	Morgan Stanley
RBC Dain Rauscher Inc.	UBS Financial Services, Inc.
Wachovia Securities

Prospectus dated [       ●       ], 2004

InterNotes® is a registered trademark of Incapital Holdings LLC.

SUMMARY

      This section summarizes the legal and financial terms of the notes that are described in more detail in “Description of InterNotes®”. Specific terms of any particular notes are set at the time of sale and are contained in the pricing supplement relating to those notes. That supplement may also add to or update the information contained in this prospectus. You should read the more detailed information appearing in this prospectus and in the pricing supplement before you decide to purchase any of the notes.

Issuer	Household International, Inc., 2700 Sanders Road, Prospect Heights, Illinois 60070; phone (847) 564-5000

Purchasing Agent	The purchasing agent is Incapital LLC

Joint Lead Managers and Lead Agents	The joint lead managers and lead agents are Banc of America Securities LLC, HSBC Securities (USA) Inc. and Incapital LLC

Agents	The agents include:

Charles Schwab & Company, Incorporated
Citigroup Global Markets Inc.
Edward D. Jones & Co., L.P.
Fidelity Capital Markets,
  a division of National Financial Services, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
RBC Dain Rauscher Inc.
UBS Financial Services Inc.
Wachovia Capital Markets, LLC

Title of Notes	[ ● ] InterNotes®

Amount	We may issue up to $5,000,000,000 of notes in connection with this prospectus. There are no limitations on our ability to issue additional indebtedness in the form of InterNotes® or otherwise.

Denominations	The notes will be issued and sold in denominations of $1,000 and multiples of $1,000 (unless otherwise stated in the pricing supplement).

Status	The notes are our senior, unsecured obligations. The notes rank equally with our other existing and future unsecured senior indebtedness.

Maturities	The notes are due nine months or more from the date of issue.

Interest	• Each note bears interest from the issue date at either a fixed or floating rate of interest. Any floating interest rate formula would be based on:

• LIBOR;

• the Treasury rate;

• the Prime rate;

• the Federal Funds rate; or

• another index described in the applicable pricing supplement.

• Interest on each note is payable either monthly, quarterly, semi-annually or annually on each interest payment date and on the maturity date. Interest also will be paid on the date of redemption or repayment if a note is redeemed or repurchased prior to maturity.

Principal	The principal amount of the notes is payable on the maturity date at the corporate trust office of the paying agent or at any other place we may designate.

Redemption and Repayment	• Unless stated in the applicable pricing supplement, the notes are not redeemable at our option or repayable at the option of the holder prior to the maturity date; and

• The notes are not subject to any sinking fund.

Survivor’s option	Specific notes may contain a provision that requires us, upon request, to redeem those notes prior to maturity upon the death of the owner of the notes. This survivor’s option will only be permitted if it is specified in the pricing supplement for the notes and the notes were acquired by the deceased owner at least six months prior to the exercise of the option. The right to exercise the Survivor’s Option is subject to annual dollar amount limits with respect to the exercise of this right by a single owner as well as the total exercises by all owners of notes who have a survivor’s option. Additional details about this option are described under the heading “DESCRIPTION OF INTERNOTES — Survivor’s Option.”

Sale and Clearance	We will sell notes in the United States only. Notes are issued in book-entry only form and clear through The Depository Trust Company, or DTC. We do not intend to issue notes in certificated form.

Trustee	The trustee for the notes is JPMorgan Chase Bank.

Selling Group	The selling group for the notes is comprised of the agents named on the cover of this prospectus and certain other broker-dealers and securities firms. The Purchasing Agent and the agents have entered into a Selling Agent Agreement with us. Dealers who are members of the selling group have executed a Master Selected Dealer Agreement with the Purchasing Agent. The agents and the dealers have agreed to market and sell the notes in accordance with the terms of those respective agreements. You may contact the Purchasing Agent at info@incapital.com for a list of selling group members.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this process, we may sell up to a total amount of $5,000,000,000 in aggregate principal amount of the notes described in this prospectus from time to time. This prospectus also may be used in market-making transactions, as described under the heading “PLAN OF DISTRIBUTION.” This prospectus provides you with a general description of the notes we may offer. Each time we offer to sell notes, we will provide a pricing supplement to this prospectus that will contain specific information about the terms of that offering. The pricing supplement may also add to or update the information contained in this prospectus. Before you agree to purchase any notes, you should read both this prospectus and any pricing supplement together with the additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.” In this prospectus, us, we, the company and Household International refer to Household International, Inc. and HFC refers to Household Finance Corporation.

      YOU SHOULD RELY ONLY ON THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PRICING SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PRICING SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

RISK FACTORS

      Your investment in the notes will involve certain risks. This prospectus does not describe all of those risks. Neither we nor the agents are responsible for advising you of these risks now or as they may change in the future.

      In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of the notes or financial matters in general. You should not purchase notes unless you understand and know you can bear these investment risks.

      Redemption — We may choose to redeem certain notes when prevailing interest rates are relatively low.

      If your notes are redeemable at our option (as specified in the applicable pricing supplement), we may choose to redeem your notes from time to time. Prevailing interest rates at the time we redeem your notes would likely be lower than the rate borne by the notes. In such a case, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as our redemption date approaches.

      Uncertain Trading Markets — We cannot assure you that a trading market for your notes will ever develop or be maintained.

      Many factors independent of our creditworthiness affect the trading market and market value of your notes. Those factors may include, without limitation:

•	the method of calculating the principal and interest for the notes;

•	the time remaining to the maturity of the notes;

•	the outstanding amount of the notes;

•	the redemption or repayment features of the notes;

•	market rates of interest; and

•	the level, direction and volatility of interest rates generally.

      In addition, there may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for your notes or your ability to sell your notes at all.

      Structure Risks of Notes Indexed to Interest Rates — Floating rate notes bear additional risks.

      If your notes bear interest at a floating rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the interest rates and the possibility that you will receive a lower amount of interest. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, values of certain interest rates have been volatile, and volatility in those and other interest rates may be expected in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain of the matters discussed under the caption “HOUSEHOLD INTERNATIONAL” and elsewhere in this prospectus, any pricing supplement or in the information incorporated by reference in this prospectus may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Household International to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should carefully consider any discussion relating to such risks, uncertainties and other factors included in this prospectus, any pricing supplement or in the information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

HOUSEHOLD INTERNATIONAL

      Household International currently is principally a non-operating holding company for various subsidiaries which operate in the financial services industry. Household International traces its origin through the same ownership to an office established in 1878. The address of its principal executive office is 2700 Sanders Road, Prospect Heights, Illinois 60070 (telephone 847-564-5000). On March 28, 2003, Household International was acquired by HSBC Holdings plc pursuant to the terms of an agreement and plan of merger with H2 Acquisition Corporation (“H2”). Following the merger, H2 was renamed “Household International, Inc.” Household International is a subsidiary of HSBC Investments (North America) Inc., an indirect wholly owned subsidiary of HSBC Holdings plc. HSBC Holdings, headquartered in London, England, is one of the largest banking and financial services organizations in the world. HSBC Holdings’ ordinary shares are admitted to trading on the London Stock Exchange and are listed on The Stock Exchange of Hong Kong, Euronext Paris and the Bermuda Stock

Exchange, and its American depository shares are listed on the New York Stock Exchange.

      Household International’s subsidiaries primarily provide middle-market consumers with several types of loan products in the United States, the United Kingdom, Canada, the Republic of Ireland, the Czech Republic and Hungary. The principal product of our consumer financial services business is the making of cash loans, real estate loans secured by first and second mortgages, sales finance loans and other unsecured loans directly to consumers in the United States. Loans are made through branch lending offices under the brands “HFC” and “Beneficial,” and through direct mail, correspondents, telemarketing and the Internet. We also acquire portfolios of open-end and closed-end, secured and unsecured loans.

      We offer both MasterCard* and VISA* credit cards to residents throughout the United States primarily through strategic affinity relationships. We also purchase and service revolving charge card accounts originated by merchants. These accounts result from consumer purchases of goods and services from the originating merchant. We also directly originate closed-end sales contracts.

      A subsidiary of Household International also makes loans for the purchase of new and used vehicles. Installment contracts are secured by the vehicles and these contracts are purchased from franchised dealers. We also lend directly to customers through direct mail solicitations, Internet applications and alliance partner referrals. We also make tax refund anticipation loans. These loans are marketed to consumers at H&R Block offices, Jackson Hewitt offices and offices of other tax preparation services throughout the United States.

      Subsidiaries of Household International primarily service the loans made by HFC and its subsidiaries, including loans made by the credit card operations.

      We offer credit life and credit accident, health and disability, unemployment, property, term life, collateral protection and specialty insurance products to our customers. Such insurance is generally written directly by, or reinsured with, one of our insurance affiliates.

      Internationally, our United Kingdom subsidiaries offer secured and unsecured lines of credit and closed-end loans, retail finance products, insurance products and credit cards and operates in England Scotland, Wales and Northern Ireland. Offices were opened in the Czech Republic and Hungary to facilitate the expansion plans of one of our U.K. merchant alliances. Our Canadian business offers consumer real estate secured and unsecured closed-end loans, insurance products, revolving credit, private label credit cards and retail finance products to middle and low income families and accepts deposits through its trust operations.

      It currently is anticipated that in December, 2004, Household International’s wholly owned subsidiary, Household Finance Corporation, will be merged into Household International. Assuming consummation of the merger, all obligations of HFC will become direct obligations of Household International, including all of HFC’s outstanding debt which was $91,254 million as of September 30, 2004.

MANNER OF OFFERING

      The securities will be offered by Household International in connection with their initial issuance or by our affiliates in market-making transactions after their initial issuance. The securities offered in market-making transactions may be secu-

*	MasterCard and VISA are registered trademarks of MasterCard International Incorporated and VISA USA, Inc., respectively.

rities that we will not issue until after the date of this prospectus as well as our securities that have been previously issued. The initial aggregate offering price specified on the cover of this prospectus relates to securities that have not yet issued.

      When we issue new securities, we may offer them for sale through underwriters, dealers and agents, including our affiliates, or directly to purchasers. The applicable prospectus supplement will include any required information about the firms we use to distribute these securities and the discounts or commissions we may pay for their services.

      Our affiliates that we refer to above may include, among others, HSBC Securities (USA) Inc., for offers and sales in the United States.

      If you purchase securities in a market-making transactions, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which HSBC Securities (USA) Inc., or another of our affiliates, resells a security that it has previously acquired from another holder. A market-making transaction in a particular security occurs after the original issuance and sale of that security.

USE OF PROCEEDS

      Unless otherwise indicated in the pricing supplement for your notes, we will apply the net proceeds from the sale of those notes to our general funds to be used in our financial services business, including the funding of investments in, or extensions of credit to, our affiliates. Pending such applications, the net proceeds will be used initially to reduce the amount of our outstanding commercial paper. The proceeds of such commercial paper are used in connection with our financial services business.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for Household International and its subsidiaries for the periods indicated below was as follows:

	Nine Months	March 29	January 1
	Ended	through	through	Year Ended December 31,
	September 30,	December 31,	March 28,
	2004	2003	2003	2002		2001	2000	1999

	(Successor)	(Successor)	(Predecessor)
				(Predecessor)
Ratio of Earnings to Fixed Charges	1.87	2.21	1.47 (1)	1.57	(2)	1.66	1.63	1.75

(1)	The ratio for the period January 1 through March 28, 2003 has been negatively impacted by $167 million (after-tax) of HSBC acquisition related costs and other merger related items incurred by Household International. Excluding these charges, our ratio of earnings to fixed charges would have been 1.69 percent. This non-GAAP financial ratio is provided for comparison of our operating trends only.

(2)	The 2002 ratio has been negatively impacted by the $333 million (after-tax) settlement charge and related expenses and the $240 million (after-tax) loss on the disposition of Thrift assets and deposits. Excluding these charges, our ratio of earnings to fixed charges would have been 1.80 percent. This non-GAAP financial ratio is provided for comparison of our operating trends only.

      For purposes of calculating the ratio, earnings consist of net income to which has been added income taxes and fixed charges. Fixed charges consist of interest on all indebtedness and one-third of rental expense (the approximate portion representing interest).

      In accordance with the guidelines for accounting for business combinations, the purchase price paid by HSBC Holdings plc for its acquisition of Household International, Inc. plus related purchase accounting adjustments have been “pushed down” and recorded in our financial statements for the period subsequent to March 28, 2003. This has resulted in a new basis of accounting reflecting the fair market value of our assets and liabilities for the “successor” periods beginning March 29, 2003. Information for all “predecessor” periods prior to the merger are presented using our historical basis of accounting, which impacts comparability to our “successor” periods.

DESCRIPTION OF INTERNOTES®

General

      We will issue the InterNotes® as a series of debt securities under an indenture between Household International and JPMorgan Chase Bank. This prospectus briefly summarizes the indenture provisions. If you would like more information concerning these provisions, you should review the indenture that we filed with the SEC. You may also review the indenture at the office of the trustee.

      The indenture does not limit the amount of notes or other debt securities that we may issue. Each offering of notes may differ as to their terms. Information concerning our outstanding debt is found in the recent filings we have made with the SEC. See “WHERE YOU CAN FIND MORE INFORMATION.”

      The notes will be unsecured, senior debt and will rank equally with all of our other existing and future unsecured, senior indebtedness. The notes will be issued in “book-entry” form, represented by a permanent global certificate registered in the name of DTC, or its nominee. We do not intend to issue notes in individual certificated form registered in the name of each owner.

      Notes issued in accordance with this prospectus and a related pricing supplement will also have the following general characteristics:

•	the notes may be offered from time to time by us through the purchasing agent and the agents and will mature on any day nine months or more from the issue date. Each note will bear interest from the issue date at either a fixed or floating rate of interest;

•	the notes are not subject to any sinking fund;

•	the minimum denomination of the notes will be $1,000 and multiples of $1,000 (unless otherwise stated in the applicable pricing supplement); and

•	the notes will not be listed on any securities exchange (unless otherwise stated in the applicable pricing supplement).

      In addition, a pricing supplement relating to the particular notes being offered will describe specific terms relating to the offering, including:

•	the total principal amount of the notes offered;

•	the price, which may be expressed as a percentage of the principal amount, at which the notes will be issued to the public, the purchasing agent’s concession and the net proceeds to us;

•	the date on which the notes will be issued to the public;

•	the maturity date of the notes;

•	the interest rate or interest rate formula pursuant to which interest is to be paid on the notes and the dates on which the interest payments will be made;

•	whether the survivor’s option will be applicable;

•	whether the notes may be redeemed at our option or repaid at the option of the owners prior to the maturity date and the provisions relating to such redemption or repayment;

•	any special United States federal income tax implications of the purchase, ownership and disposition of the notes; and

•	any other terms of the notes.

Payment of Principal and Interest

      Principal of, premium, if any, and interest on the notes will be paid to owners of a beneficial interest in the notes in accordance with the arrangements then in place between the paying agent and DTC and its participants as described under “Book-Entry Notes.” Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and at maturity or on the date of redemption or repayment if a note is redeemed or repaid prior to maturity. Interest is payable to the person in whose name a note is registered at the close of business on the regular record date before each interest payment date. Interest payable at maturity, on a date of redemption or repayment or in connection with the exercise of a Survivor’s Option is payable to the person to whom principal is payable.

      We will pay any administrative costs imposed by banks in connection with making payments in immediately available funds, but any tax, assessment or governmental charge imposed upon payments, including, without limitation, any withholding tax, is the responsibility of the holders of beneficial interests in the notes in respect of which such payments are made.

Interest and Interest Rates

      Each note will begin to accrue interest on its issue date. The applicable pricing supplement will specify a fixed interest rate per annum or interest rate formula. Interest will be payable monthly, quarterly, semi-annually or annually. If the maturity date for any note is not a business day (as defined below), principal of, premium, if any, and interest on that note will be paid on the next business day, and no interest will accrue from and after the maturity date.

      Interest rates and or interest rate formulas are subject to change by us from time to time, but no such change will affect any note already issued or as to which an offer to purchase has been accepted by us. Unless otherwise specified in the applicable pricing supplement, the interest rate will be determined in accordance with the applicable provisions below. Except as set forth in the applicable pricing supplement, the interest rate in effect on each day shall be (1) if such day is an interest reset date (as defined below), the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (2) if such day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date.

      Each fixed rate note will bear interest at a fixed rate and each floating rate note will bear interest at a floating rate determined by reference to an interest rate basis, or base rate, which may be a fixed rate of interest, or two or more base rates, which may be adjusted by a spread and/or spread multiplier (each as defined below). A floating rate note may also have either or both of the following: (1) a maximum limitation, or ceiling, on the rate of interest that may accrue during any interest period; and (2) a minimum limitation, or floor, on the rate of interest that may accrue during any interest period. The applicable pricing supplement will designate one of the following as applicable to each note: (a) a fixed rate or rates per annum, if the note is a fixed rate note, (b) LIBOR (as defined below), in which case such note will be a LIBOR note, (c) the Treasury rate (as defined below), in which case such note will be a Treasury rate note, (d) the prime rate (as defined below), in which case such note will be a prime rate note, (e) the Federal Funds rate (as defined below), in which case such note will be a Federal Funds rate note, or (f) such other base rate or formula as is set forth in such pricing supplement. The rate of interest on a note may be reset daily, weekly, monthly, quarterly, semi-annually or annually, each an interest reset period, on the interest reset dates (as defined below) specified in the applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, the interest reset dates will be, in the case of floating rate notes that reset: (1) daily, each business day; (2) weekly, the Wednesday of each week (with the exception of weekly reset Treasury rate notes, which will reset the Tuesday of each week); (3) monthly, the third Wednesday of each month, (4) quarterly, the third Wednesday of March, June, September and December of each year, (5) semiannually the third Wednesday of the two months specified in the applicable pricing supplement; and (6) annually, the third Wednesday of the month specified in the applicable pricing supplement. If any interest reset date for any floating rate note would otherwise be a day that is not a business day, such interest reset date will be postponed to the next succeeding business day, except that in the case of a LIBOR note and such business day falls in the next succeeding calendar month, such interest reset date will be the immediately preceding business day.

      The interest rate applicable to each interest reset period commencing on the related interest reset date will be the rate determined as of the applicable interest determination date (as defined below) on or prior to the calculation date (as defined below). The interest determination date with respect to the Federal Funds rate and the prime rate will be the business day immediately preceding the applicable interest reset date and the interest determination date with respect to LIBOR will be the second London business day (as defined below) immediately preceding the applicable interest reset date. With respect to the Treasury rate, the interest determination date will be the day in the week in which the applicable interest reset date falls on which day Treasury bills (as defined below) are normally auctioned (Treasury bills are normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable interest reset date, the interest determination date will be such preceding Friday. The interest determination date pertaining to a floating rate note, the interest rate of which is determined by reference to two or more base rates, will be the most recent business day that is at least two business days prior to the applicable interest reset date for such floating rate note on which each base rate is determinable. Each base rate will be determined as of such date, and the applicable interest rate will take effect on the applicable interest reset date.

      The applicable pricing supplement will specify the base rate or rates and any spread (as defined below) and/or spread multiplier (as defined below), and any ceiling or floor interest rate limitation applicable to each note. Unless otherwise provided in the applicable pricing supplement, JPMorgan Chase will be the calculation agent with respect to the notes. All determinations made by the calculation agent will be at its sole discretion (except to the extent expressly provided herein that any determination is subject to our approval) and in absence of manifest error, shall be conclusive for all purposes and binding on holders of the notes and the calculation agent will have no liability therefor.

      Unless otherwise specified in the applicable pricing supplement, the calculation date pertaining to any interest determination date will be the earlier of (1) the tenth calendar day after such interest determination date or, if such day is not a business day, the next succeeding business day or (2) the business day preceding the applicable interest payment date or the maturity date or date of redemption or repayment if the notes are repurchased, as the case may be. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made on the most recent interest determination date with respect to such floating rate note.

      All percentages resulting from any calculation on floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or ..0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent.

      The interest rate on each floating rate note will be calculated by reference to the specified base rate or rates, in either case, (1) plus or minus the number of basis points, or spread, specified in the applicable pricing supplement as being applicable to the interest rate for such floating rate notes, and/or (2) multiplied by the percentage, or spread multiplier specified in the applicable pricing supplement as being applicable to the interest rate for such floating rate notes, which rate will be reset as of each Interest Reset Date specified in the applicable pricing supplement. The applicable pricing supplement will also specify the period to maturity, or index maturity, of the instrument or obligation on which the interest rate for such floating rate notes is based.

      Unless otherwise indicated in the applicable pricing supplement, interest payments will be the amount of interest accrued from, and including, the date of issue, or from, and including, the last date to which interest has been paid, to, but excluding, the interest payment date, the maturity date or the date of redemption or repayment, as applicable. Interest on fixed rate notes will be calculated on the basis of a 360-day year of twelve 30-day months. Interest on floating rate notes will be calculated by multiplying the face amount of such floating rate note by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day for which accrued interest is being calculated. The interest factor for each such day is computed by dividing the interest rate applicable to such day by 360, in the case of LIBOR notes, Federal Funds rate notes and prime rate notes, or by the actual number of days in the year, in the case of Treasury rate notes. The interest factor for notes whose interest rate is calculated with reference to two or more base rates will be calculated in each period in the same manner as if only one of the applicable base rates applied.

      In addition to any ceiling that may apply to any floating rate note, the interest rate on floating rate notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Fixed Rate Notes

      Each fixed rate note will bear interest at the interest rate specified in such fixed rate note and in the applicable pricing supplement.

Floating Rate Notes

      LIBOR Notes. Each LIBOR note will bear interest at the interest rate (calculated with reference to LIBOR and any spread or spread multiplier) specified in such LIBOR note and in the applicable pricing supplement.

      Unless otherwise indicated in the applicable pricing supplement, LIBOR will be determined by the calculation agent in accordance with the following provisions:

      (1) With respect to any interest determination date for a LIBOR note, or a LIBOR interest determination date, LIBOR will be either: (a) if “LIBOR Reuters” is specified in the applicable pricing supplement, the arithmetic mean of the offered rates for deposits in U.S. dollars having the index maturity designated in the applicable pricing supplement, commencing on the second London business day immediately following that LIBOR interest determination date, that appear on the designated LIBOR page (as defined below) as of 11:00 A.M., London time, on that LIBOR interest determination date, if at least two such offered rates appear on the designated LIBOR page, except that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used, or (b) if “LIBOR Telerate” is specified in the applicable pricing supplement, the rate for deposits in U.S. dollars having the index maturity designated in the applicable pricing supplement, commencing on the second London business day immediately following that LIBOR interest determination date, that appears on the designated LIBOR page as of 11:00 A.M., London time, on that LIBOR interest determination date. The designated LIBOR page will be either (a) if “LIBOR Reuters” is specified in the applicable pricing supplement, the display on the Reuters Monitor Money Rates Service, or any successor service, for the purpose of displaying the London interbank rates of major banks for U.S. dollars, or (b) if “LIBOR Telerate” is specified in the applicable pricing supplement, the display on Moneyline Telerate, or any successor service, for the purpose of displaying the London interbank rates of major banks for U.S. dollars. If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable pricing supplement, LIBOR will be determined as if LIBOR Telerate and Page 3750 had been specified. If (1) fewer than two offered rates appear and LIBOR Reuters is specified in the applicable pricing supplement, or (2) no rate appears and the applicable pricing supplement specifies either (x) LIBOR Telerate or (y) LIBOR Reuters and the designated LIBOR page by its terms provides only for a single rate, then, LIBOR in respect of that LIBOR interest determination date will be determined as if the parties had specified the rate described in (2) below.

      (2) With respect to a LIBOR interest determination date, LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on such LIBOR interest determination date, at which deposits in U.S. dollars having the index maturity specified in the applicable pricing supplement are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with HFC), commencing on the second London business day immediately following such LIBOR interest determination date and in a principal amount not less than $1,000,000 equal to an amount that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such LIBOR interest determination date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR for such LIBOR interest determination date will be the arithmetic mean of the rates at approximately 11:00 A.M., New York City time, on such LIBOR interest determination date, quoted by three major banks in The City of New York, selected by the calculation agent (after consultation with HFC), for loans in U.S. dollars to leading European banks having the specified index maturity, commencing on the second London business day immediately following such LIBOR interest determination date and in a principal amount not less than $1,000,000 equal to an amount that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, LIBOR will be the LIBOR in effect on such LIBOR interest determination date or, if no LIBOR was in effect on such LIBOR interest determination date, the rate of interest payable on the note will be the initial interest rate specified in the applicable pricing supplement.

      Treasury Rate Notes. Each Treasury rate note will bear interest at the interest rate (calculated with reference to the Treasury rate and any Spread and/or Spread Multiplier) specified in such Treasury rate note and in the applicable pricing supplement.

      Unless otherwise indicated in the pricing supplement, the Treasury rate will be, with respect to any interest determination date relating to a Treasury rate note, or a Treasury rate interest determination date, (1) the rate from the auction held on the applicable interest determination date of direct obligations of the United States, or Treasury bills, having the index maturity specified in the applicable pricing supplement under the caption “INVESTMENT RATE” on the display on Moneyline Telerate, or any successor service, on page 56 or any other page as may replace page 56 on that service or page 57 or any other page as may replace page 57 on that service or, (2) if the rate in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date pertaining to such Treasury rate interest determination date, the bond equivalent yield (as defined below) of the rate for the applicable Treasury bills as published in the H.15 Daily Update (as defined below), or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/ Treasury Bills/ Auction High,” or (3) if the rate in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the bond equivalent yield of the auction rate of the applicable Treasury bills announced by the United States Department of the Treasury, or (4) in the event that the rate referred to in clause (3) is not announced by the United States Department of the Treasury, or if the auction is not held, the bond equivalent yield of the rate on the applicable interest determination date of Treasury bills having the index maturity specified in the applicable pricing supplement published in H.15(519) (as defined below) under the caption “U.S. Government Securities/ Treasury Bills/ Secondary Market,” or (5) if the rate referred to in clause (4) is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date of the applicable Treasury bills as published in the H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/ Treasury Bills/ Secondary Market,” or (6) if the rate referred to in clause (5) is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the applicable interest determination date, of three primary United States government securities dealers, which may include the purchasing agent, the agents or their affiliates, selected by the calculation agent, for the issue of Treasury bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement, or (7) if the dealers selected by the calculation agent are not quoting as mentioned in clause (6), the rate in effect on the applicable interest determination date or, if no Treasury rate was in effect on such Treasury rate interest determination date, the rate of interest payable on the note will be the initial interest rate specified in the applicable pricing supplement.

      H.15(519) refers to “Statistical Release H.15(519), Selected Interest Rates,” as published by the Board of Governors of the Federal Reserve System. The H.15 Daily Update is the daily update of H.15(519), available through the Internet site of the Board of Governors of The Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication.

      The bond equivalent yield is a yield calculated in accordance with the following formula and expressed as a percentage:

360 -	D × N D × M	× 100

where “D” refers to the applicable per annum rate for Treasury bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

      Prime Rate Notes. Each prime rate note will bear interest at the interest rate (calculated with reference to the prime rate and any spread and/or spread multiplier) specified in the applicable pricing supplement.

      Unless otherwise indicated in the pricing supplement, the prime rate will be, with respect to any interest determination date relating to a prime rate note, or a prime rate interest determination date, the rate published in H.15(519), or any successor publication, for that day under the heading “Bank Prime Loan”. If on the calculation date pertaining to such prime rate interest determination date such rate is not published in H.15(519), or any successor publication, the rate for that prime rate interest determination date will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME 1 (as defined below) as such bank’s prime rate or base lending rate as in effect for that prime rate interest determination date. If fewer than four (4) such rates appear on the Reuters Screen USPRIME 1 for that prime rate interest determination date, the prime rate will be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in a year divided by 360 for that prime rate interest determination date by three (3) major money center banks in New York City selected by the calculation agent (after consultation with HFC); provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as described above, the prime rate in effect for the applicable interest reset period will be the prime rate in effect on such prime rate interest determination date or, if no prime rate was in effect on such prime rate interest determination date, the rate of interest payable on the note will be the initial interest rate specified in the applicable pricing supplement. Reuters Screen USPRIME 1 is the display designated as page “USPRIME 1” on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME 1 on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

      Federal Funds Rate Notes. Each Federal Funds rate note will bear interest at the interest rate

(calculated with reference to the Federal Funds rate and any spread and/or spread multiplier) specified in the applicable pricing supplement.

      Unless otherwise indicated in the pricing supplement, the Federal Funds rate will be, with respect to any interest determination date relating to a Federal Funds rate note, or a Federal Funds rate interest determination date, the rate of interest for Federal Funds as published in H.15(519) under the heading “Federal Funds (Effective)” as displayed on Moneyline Telerate, or any successor service, on page 120 or any other page as may replace the applicable page on that service, which is commonly referred to as “Moneyline Telerate Page 120,” or if not so published by 3:00 P.M., New York City time, on the calculation date pertaining to such Federal Funds interest determination date, the Federal Funds rate will be the rate on such Federal Funds rate interest determination date for Federal Funds published in H.15 Daily Update, or other electronic source used for the purpose of displaying the applicable rate, under the caption “Federal Funds/Effective Rate.” If such rate is not published in either the H.15(519) or H.15 Daily Update (or such other electronic source) on such calculation date, the Federal Funds rate will be calculated by the calculation agent and will be the arithmetic mean of the rates for the last transaction in overnight Federal Funds arranged by three leading brokers of Federal Funds transactions in New York City selected by the calculation agent (after consultation with HFC) prior to 9:00 A.M., New York City time, on such Federal Funds interest determination date; provided, however, that if the brokers selected as aforesaid by the calculation agent are not quoting as described above, the Federal Funds rate in effect for the applicable interest reset period will be the Federal Funds rate in effect on such Federal Funds interest determination date or, if no Federal Funds rate was in effect on such Federal Funds rate interest determination date, the rate of interest payable on the note will be the initial interest rate specified in the applicable pricing supplement.

      Consumer Price Index Notes. The monthly rate of interest on consumer price index notes is determined, in part, by the change in the Consumer Price Index published by the Bureau of Labor and Statistics of the U.S. Department of Labor, as specified in the applicable pricing supplement.

Payment of Interest

      Interest on the fixed rate notes will be paid as follows (unless otherwise stated in the applicable pricing supplement):

Interest Payment
Frequency	Interest Payment Dates

Monthly	Fifteenth day of each calendar month, beginning in the first calendar month following the month the note was issued.
Quarterly	Fifteenth day of every third month, beginning in the third calendar month following the month the note was issued.
Semi-annual	Fifteenth day of every sixth month, beginning in the sixth calendar month following the month the note was issued.
Annual	Fifteenth day of every twelfth month, beginning in the twelfth calendar month following the month the note was issued.

      Except as provided below or in the applicable pricing supplement, interest will be payable on floating rate notes on their interest payment date, which in the case of floating rate notes that reset: (1) daily, weekly or monthly, will be the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable pricing supplement; (2) quarterly, will be the third Wednesday of March, June, September and December of each year, (3) semiannually, will be the third Wednesday of the two months of each year specified in the applicable pricing supplement; and (4) annually, will be the third Wednesday of the month of each year specified in the applicable pricing supplement, and, in each case, on the maturity date or date of redemption or repayment, if applicable. If an interest payment date specified in the applicable pricing supplement with respect to any note would otherwise fall on a day that is not a business day, (1) with respect to a fixed rate note, interest with respect to such note will be paid on the next succeeding business day with the same force and effect as if paid on the due date, and no additional interest will be payable as a result of such delayed payment, and (2) with respect to a floating rate note, such interest payment date will be postponed to the next succeeding business day with respect to such note, except that in the case of a LIBOR note, if such day falls in the next calendar month, such interest payment date will be the immediately preceding day that is a business day with respect to such LIBOR note.

      The regular record date for any interest payment date with respect to a fixed rate note is the first day of the calendar month in which the interest payment date occurs, except that the regular record date for the final interest payment date is the final interest payment date. Unless otherwise specified in the applicable pricing supplement, the regular record date with respect to a floating rate note is the 15th calendar day (whether or not a business day) immediately preceding the related interest payment date.

      Interest on a note will be payable beginning on the first interest payment date after its issue date to holders of record on the corresponding regular record date.

      Unless the applicable pricing supplement states otherwise, a business day is any weekday that is (1) not a legal holiday in New York, New York or Chicago, Illinois, (2) not a day on which banking institutions in either of those cities are authorized or required by law or regulation to be closed and (3) with respect to LIBOR notes, a London business day. A London business day is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Redemption and Repayment

      Unless we otherwise provide in the applicable pricing supplement, the notes are not redeemable or repayable prior to the maturity date.

      If the pricing supplement states that the notes are redeemable at our option prior to their maturity date, then, we may redeem any of those notes either in whole or from time to time in part, upon not less than 30 nor more than 60 days notice to DTC as the holder of the notes on such date or dates specified in the supplement.

      If the pricing supplement states that the notes are repayable at the option of the holder prior to their maturity date, we will require receipt of notice of the request for prepayment at least 30 but not more than 60 days prior to the date or dates specified in the supplement. We also must receive the completed form entitled “Option to Elect Repayment” from the holder of the notes.

      Exercise of the repayment option by the holder of a note is irrevocable. DTC’s nominee is consid-

ered the holder of the notes and therefore will be the only entity that can exercise that right to repayment, as described under the heading “— Book-Entry Notes.”

      To ensure that DTC’s nominee will timely exercise a right to repayment with respect to a particular beneficial interest in a note, the beneficial owner of such interest must instruct the broker or other direct or indirect participant through which it holds a beneficial interest in the note to notify DTC of its desire to exercise a right to repayment. Because different firms have different cut-off times for accepting instructions from their customers, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note to determine the cut-off times by which the instruction must be given for timely notice to be delivered to DTC. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners of the notes will be governed by agreements among them and any applicable statutory or regulatory requirements.

      The actual redemption or repayment normally will occur on the interest payment date or dates following receipt of a valid notice. Unless otherwise specified in the pricing supplement, the redemption or repayment price will equal 100% of the principal amount of the note plus accrued interest to, but excluding, the date or dates of redemption or repayment.

      We may at any time purchase notes at any price or prices in the open market or otherwise. If we purchase the notes in this manner, we have the discretion to either hold, resell or surrender the notes to the trustee for cancellation.

Survivor’s Option

      The survivor’s option is our agreement with the purchaser of a note to repurchase that note, if requested, upon the death of the purchaser. The pricing supplement relating to any note will state whether the estate of the deceased holder of a beneficial interest in the note will have the survivor’s option. To be eligible for repurchase by exercise of the survivor’s option, a note must have been acquired by the deceased owner at least six months prior to exercise.

      If the survivor’s option is exercised, we will, at our option, either repay or purchase any note in whole or in part, that is properly tendered for repayment by or on behalf of the person that has authority to act on behalf of the deceased owner of the note, at a price equal to 100% of the principal amount of the beneficial interest of the deceased owner in the note plus accrued interest to the date of repayment.

      We have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option shall be accepted from all holders in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the outstanding principal amount of all notes of the series outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of acceptances of exercise of the survivor’s option in such calendar year for any individual deceased holder. In addition, we will not permit the exercise of the survivor’s option for an amount less than $1,000, or other than in integral multiples of $1,000.

      An otherwise valid election to exercise the survivor’s option may not be withdrawn. Each election to exercise the survivor’s option will be accepted in the order received by the trustee, except for any note the acceptance of which would contra-

vene the restrictions described above. Notes accepted for repayment pursuant to exercise of the survivor’s option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. Each note submitted for repayment that is not accepted in any calendar year due to the application of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered.

      Since the notes are represented by a global note, DTC or its nominee is treated as the holder of the notes and will be the only entity that can exercise the survivor’s option for such notes. To obtain repayment pursuant to exercise of the survivor’s option for a note, the deceased holder’s authorized representative must provide the following to the broker or other entity through which the beneficial interest in the note is held by the deceased owner:

•	appropriate evidence satisfactory to the trustee and the Company that (a) the deceased was the owner of a beneficial interest in the note at the time of death and acquired the note at least six months prior to exercise of the Survivor’s Option, (b) the death of the beneficial owner has occurred and (c) the representative has authority to act on behalf of the deceased beneficial owner;

•	if the beneficial interest in the note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the trustee and the Company from the nominee attesting to the deceased’s ownership of a beneficial interest in such note;

•	a written request for repayment signed by the representative of the decedent with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•	tax waivers and any other instruments or documents that the trustee or the Company reasonably requires in order to establish the validity of the ownership of the notes and the claimant’s entitlement to payment; and

•	any additional information the trustee or the Company requires to document ownership or authority to make the election and to cause the redemption of the notes.

      In turn, the broker or other entity will deliver each of these items to the trustee from the broker or other entity stating that it represents the deceased beneficial owner.

      We retain the right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. If a note submitted for repayment pursuant to a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice by first-class mail to the deceased beneficial owner’s authorized representative, that states the reason the note has not been accepted for payment.

      The death of a person owning a note in “joint tenancy” or “tenancy by the entirety” will be deemed the death of the owner of the note, and the entire principal amount of the note so held will be subject to repayment.

      The death of a person owning a note in “tenancy in common” will be deemed the death of an owner of a note only with respect to the deceased holder’s interest in the note so held by tenancy in common. However, if a note is held by husband and wife as tenants in common, the death of either will be deemed the death of the owner of the note, and the entire principal amount of the note so held will be subject to repayment.

      The death of a person who during his or her lifetime was entitled to substantially all of the beneficial interest of ownership of a note, will be deemed the death of the holder of the note for purposes of this provision, if the beneficial interest can be established to the satisfaction of the trustee and the Company. The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has substantially all of the beneficial ownership interest in the note during his or her lifetime.

      The broker or other entity will be responsible for disbursing payments received from the trustee to the representative. See “Book-Entry Notes.”

Book-Entry Notes

      All of the notes we offer will be issued only in book-entry form. This means that we will not issue actual notes or certificates. Instead, we will issue global notes in registered form, each of which is held through DTC, as depositary, and is registered in the name of Cede & Co., as nominee of DTC. Accordingly, Cede & Co. will be the holder of record of the notes. Each note represents a beneficial interest in a global note.

      Beneficial interests in a global note are shown on, and transfers are effected through, records maintained by DTC or its participants. In order to own a beneficial interest in a note, you must be an institution that has an account with DTC or have a direct or indirect account with such an institution. Transfers of ownership interests in the notes will be accomplished by making entries on the books of DTC participants acting on behalf of beneficial owners. Beneficial owners of these notes will not receive certificates representing their ownership interest, unless the use of the book-entry system is discontinued. So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be the sole holder of the notes represented thereby for all purposes, including payment of principal and interest, under the indenture. Except as otherwise provided below, the beneficial owners of the notes are not entitled to receive physical delivery of certificated notes and will not be considered the holders for any purpose under the indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and, if such beneficial owner is not a DTC participant, on the procedures of the DTC participant through which such beneficial owner owns its interest in order to exercise any rights of a holder of a note under the indenture. The laws of some jurisdictions require that certain purchasers of notes take physical delivery of such notes in certificated form. Those limits and laws may impair the ability to transfer beneficial interests in the notes.

      Each global note representing notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes or we become aware that DTC has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and, in any such case, we fail to appoint a successor to DTC within 60 calendar days, (2) we, in our sole discretion, determine that the global notes shall be exchangeable for certificated notes or

(3) an event of default has occurred and is continuing with respect to the notes under the indenture. Upon any such exchange, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes.

      The following is based on information furnished by DTC:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interest in notes, except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participant’s to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the security documents. Beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

      Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the regular record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the regular record date (identified in a listing attached to the omnibus proxy).

      We will pay principal and any premium or interest payments on the notes in immediately available funds directly to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of these participants and not of DTC or any other party, subject to any statutory or regulatory requirements that may be in effect form time to time. Payment of principal and any premium or interest to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participant.

      We will send any redemption notices to Cede & Co. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      DTC may discontinue providing its services as securities depository for the notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depository is not obtained, we will print and deliver certificated notes.

      The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Limitation on Liens

      Each note will be unsecured senior debt of Household International. In the indenture, we agree that we will not issue, assume or guarantee any debt for borrowed money that is secured by a mortgage, pledge or other lien on our property unless any notes then outstanding are secured to the same extent.

      This obligation does not apply to:

•	liens that secure the payment of any portion of the purchase price of property or debt acquired by us or the construction or improvement of property or any other lien existing at the time we acquired the property or debt;

•	liens on property of another company that exist at the time we acquire substantially all the assets or stock of the company;

•	liens securing debts we have with a subsidiary;

•	liens of any government or agency securing payments required under any contract, law, or debt owed or guaranteed relating to the purchase or construction of property subject to the lien;

•	liens on properties financed through tax-exempt municipal transactions;

•	liens existing prior to , 2004 (the date of the indenture for the notes);

•	any renewal or extension of any lien referred to in any of the items listed above; and

•	guarantees, cash deposits or other liabilities in connection with sales, securitizations or discounting of receivables in the ordinary course of our business.

      Our obligation to secure the notes equally with other debts for borrowed money also does not apply if the total amount of the other debt is 10% or less of our consolidated net worth, which is the difference between our assets and liabilities as shown on our most recent audited consolidated financial statements. The obligation also does not apply if we sold property and then leased it from the purchaser and under accounting rules the lease is not included as a liability on our balance sheet.

Defeasance

      If we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the maturity date or a redemption or repayment date for particular notes, we will not have any further obligations with respect to those notes. Holders of notes would be able to look only to the trust funds for payment of principal, premium, if any, and interest on the notes. If this happens, the holders of the notes will not be entitled to the benefits of the indenture except for registration of transfer and exchange of notes.

      Under United States Federal income tax law as of the date of this prospectus, a discharge of our obligations related to the notes may cause holders to be treated as if they had exchanged the notes. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the notes and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be included without the discharge. Prospective investors are urged to consult their own tax advisors as to the consequences of a discharge, including the applicability and effect of tax laws other than the United States Federal income tax law.

Modification of the Indenture

      Under the indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change requires the consent of a majority (by principal amount) of the holders of the outstanding notes to be affected, voting as one class. However, changes can be made without the consent of any holder if the changes do not affect the rights of a holder in any negative way. No changes to the timing of when payments are due, terms of payment of principal or interest, or reducing the percentage required for changes, is effective against any holder without its consent.

Consolidation, Merger or Sale

      Under the indenture, we are permitted to consolidate or merge with another company. We are also permitted to sell all or substantially all of our assets. However, we may not merge or consolidate with any corporation or sell substantially all of our assets as an entirety unless:

•	we are the surviving corporation or the successor corporation is a United States company that expressly assumes the obligation to make all required payments on the notes and to perform and observe all the covenants and conditions of the indenture binding on us; and

•	immediately after the merger, consolidation, or sale, we, or the successor corporation, are not in default in the performance of a covenant or condition in the indenture.

Event of Default

      “Event of Default” means any of the following:

•	failure to pay the principal (or premium, if any), on any notes when due and payable;

•	failure for 30 days to pay interest due and payable on any notes;

•	failure to perform any other requirements in the notes, or in the indenture, for 60 days after notice;

•	certain events of insolvency; and

•	certain defaults relating to money borrowed by us under another indenture for which the trustee acts as trustee which results in that debt becoming immediately due.

      An event of default for a particular series of our debt securities does not necessarily mean that an event of default has occurred for the notes. If an event of default occurs and continues, the trustee or the holders of at least 25% of the principal amount of the notes affected by that event of default may require us to immediately repay the entire principal of the notes. Subject to certain conditions, the holders of at least a majority in aggregate principal amount of the notes can vote to waive such requirement to immediately repay the notes.

      Within 90 days after a default occurs, the trustee must notify the holders of the notes of the default if we have not remedied it (default is defined to include the events specified above without the grace periods or notice). The trustee may withhold notice to the holders of any default (except in the payment of principal or interest) if the trustee in good faith believes not sending such notice to be in the interest of the holders.

      Subject to the provisions of the indenture relating to its duties in case of default, the trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders unless such holders offer the trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of a series of notes may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to such series of notes.

Concerning the Trustee

      We maintain a banking relationship with JPMorgan Chase Bank or affiliates thereof. JPMorgan Chase Bank or affiliates thereof may also have other financial relations with us and other corporations affiliated with us.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by initial purchasers of the notes who are U.S. holders (as defined below), purchase the notes at their stated principal amount and hold the notes as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the tax code. This discussion does not address all of the tax considerations that may be relevant to prospective purchasers in light of their particular circumstances or to persons subject to special rules under U.S. federal tax laws, such as non-U.S. holders, certain financial institutions, in-

surance companies, dealers in securities, tax-exempt entities, persons who hold the notes as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, persons who mark their securities to market for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar.

      This discussion is based on the tax code, the Treasury regulations promulgated thereunder and administrative and judicial pronouncements, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

      As used herein, the term U.S. holder means a beneficial owner of a note who or which is, for federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate or trust treated as a United States person under section 7701(a)(30) of the tax code.

      If a partnership holds a note, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

      PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Interest

      It is not anticipated that notes will be issued with original issue discount, or OID, and the remainder of this discussion assumes that the notes will not be issued with OID, except as provided under the heading “Short-Term Notes.”

      Interest on the notes will be taxed to a U.S. holder as ordinary income at the time it accrues or is received, in accordance with such U.S. holder’s method of accounting for federal income tax purposes.

Short-Term Notes

      Short-term notes, which are notes that have a fixed maturity of one year or less, will be treated as issued with OID. In general, an individual or other U.S. holder that uses the cash method of accounting is not required to accrue such OID prior to receipt unless the U.S. holder elects to do so. If such an election is not made, any gain recognized by such U.S. holder on the sale, exchange, retirement or other disposition of the short-term note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale, exchange, retirement or other disposition, and a portion of the deduction otherwise allowable to such U.S. holder for interest on borrowings allocable to the short-term note will be deferred until a corresponding amount of income is realized. U.S. holders who report income for U.S. federal income tax purposes under the accrual method of accounting and certain other holders are required to accrue OID related to a short-term note as ordinary income on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Market Discount

      If a U.S. holder purchases a note for an amount that is less than the principal amount of the note by 0.25% or more of the principal amount of the note multiplied by the number of remaining whole years to maturity, such holder will be considered to have purchased such note with “market discount.” In such case, any gain realized by a U.S. holder on the sale, exchange or redemption of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during such holder’s holding period. In addition, a U.S. holder may be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the note. In general, market discount is treated as accruing ratably over the term of the note unless an irrevocable election is made to accrue that market discount under a constant yield method.

      A U.S. holder may make a separate election to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale, exchange or redemption of the notes as ordinary income. If an election is made to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If a U.S. holder makes such an election, it will apply to all market discount debt instruments acquired by such holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the United States Internal Revenue Service, or “IRS.”

Bond Premium

      If a U.S. holder purchases a note for an amount that is greater than the principal amount of the note, such holder will be considered to have purchased such note with “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect (in accordance with applicable Code provisions) to amortize such premium over the remaining term of the note (where such note is not redeemable prior to its maturity date), based on the U.S. holder’s yield to maturity with respect to the note.

      A U.S. holder generally may use the amortizable bond premium allocable to an accrual period to offset interest required to be included in the U.S. holder’s income with respect to the note in that accrual period. If the amortizable bond premium allocable to an accrual period exceeds the amount of interest allocable to such accrual period, such excess would be allowed as a deduction for such accrual period, but only to the extent of the U.S. holder’s prior interest inclusions on the note that have not been offset previously by bond premium. Any excess is generally carried forward and allocable to the next accrual period.

      If such note may be redeemed by us prior to its maturity date, the amount of amortizable bond premium is determined with reference to either the amount payable on maturity or, if it results in a smaller premium, the amount payable on the earlier redemption date. A U.S. holder who elects to amortize bond premium must reduce his tax basis in the note as described under “Sale, Exchange, Retirement or Other Disposition of Notes” below. An election to amortize bond premium applies to all taxable debt obligations held by the U.S. holder at the beginning of the first taxable year to which the election applies and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

Election to Treat all Interest as OID

      A U.S. holder may elect to include in gross income its entire return on a note (i.e., in general, the excess of all payments to be received on the note over the amount paid for the note by such holder) in accordance with a constant yield method based on the compounding of interest. Such an election for a note with amortizable bond premium will result in a deemed election to amortize bond premium for all of the U.S. holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the IRS with respect to debt instruments acquired after revocation. Similarly, such an election for a note with market discount will result in a deemed election to accrue market discount in income currently for such note and for all other debt instruments acquired by the U.S. holder with market discount on or after the first day of the taxable year to which such election first applies, and may be revoked only with the permission of the IRS.

Sale, Exchange, Retirement or Other Disposition of Notes

      In general, a U.S. holder of a note will have a tax basis in such note equal to the cost of the note to such U.S. holder, increased by any amount includible in income by such U.S. holder as OID (and accrued market discount, if any, if the U.S. holder has included such market discount in income) and reduced by any principal payments and by any amortizable bond premium taken with respect to such note. Upon a sale, exchange, retirement or other disposition of a note, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other disposition (less any accrued but unpaid interest, which will constitute ordinary income if not previously included in income) and the U.S. holder’s tax basis in such note. Subject to the market discount sales discussed above, such gain or loss will be long-term capital gain or loss if the U.S. holder held the note for more than one year at the time of disposition. A U.S. holder that is an individual is entitled to preferential treatment for net long-term capital gains; however, the ability of a U.S. holder to offset capital losses against ordinary income is limited.

      If a U.S. holder disposes of only a portion of a note pursuant to a redemption or repayment (including the Survivor’s Option, if applicable), such disposition will be treated as a pro rata prepayment in retirement of a portion of a debt instrument. Generally, the resulting gain or loss would be calculated by assuming that the original note being tendered consists of two instruments, one that is retired (or repaid), and one that remains outstanding. The adjusted issue price and the U.S. holder’s adjusted basis, determined immediately before the disposition, would be allocated between these two instruments based on the portion of the instrument that is treated as retired by the pro rata prepayment.

Backup Withholding and Information Reporting

      Backup withholding and information reporting requirements generally apply to interest (including OID) and principal payments made to, and to the proceeds of sales by, certain non-corporate U.S. holders. A U.S. holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing a properly-executed IRS Form W-9 (or successor form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

      The discussion herein of ERISA is general in nature and is not intended to be all-inclusive. Any fiduciary of an ERISA plan, governmental plan or church plan considering an investment in the notes should consult with its legal advisors regarding the consequences of such investment.

General

      A fiduciary of an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider fiduciary standards under ERISA in the context of the particular circumstances of such plan before authorizing an investment in the notes. Such fiduciary should consider whether the investment satisfies ERISA’s diversification and prudence requirements and whether the investment is in accordance with the documents and instruments governing the plan. In addition, ERISA and the tax code prohibit a wide range of prohibited transactions involving the assets of a plan subject to ERISA or the assets of an individual retirement account or plan subject to section 4975 of the tax code or any entity in which such plan invests whose assets are deemed plan assets under ERISA, referred to as an ERISA plan, and persons who have certain specified relationships to the ERISA plan (“parties in interest,” within the meaning of ERISA, and “disqualified person,” within the meaning of the tax code). Such transactions may require “correction” and may cause the ERISA plan fiduciary to incur certain liabilities and the parties in interest or disqualified persons to be subject to excise taxes.

      Governmental plans and certain church plans (each as defined under ERISA) are not subject to the prohibited transaction rules. Such plans may, however, be subject to federal, state or local laws or regulations that may affect their investment in the notes. Any fiduciary of such a governmental or church plan considering an investment in the notes should determine the need for, and the availability, if necessary, of any exemptive relief under such laws or regulations.

Prohibited Transactions

      We may be a party in interest or disqualified person with respect to an ERISA plan investing in the notes. Therefore, such investment by an ERISA plan may give rise to a prohibited transaction in the form of a sale of property by us to the investing ERISA plan or an extension of credit by the investing ERISA plan to us. Consequently, before investing in the notes, any person who is, or who is acquiring such securities for, or on behalf of, an ERISA plan should determine either that we are not a party in interest or disqualified person with respect to the ERISA plan or that a statutory or an administrative exemption from the prohibited transaction rules discussed below or otherwise available is applicable to such investment in the notes or that such investment in, or acquisition of, such securities will not result in a prohibited transaction.

      The statutory or administrative prohibited transaction class exemptions, each a PTCE, from the prohibited transaction rules under ERISA and the tax code that may be available to an ERISA plan that is investing in the notes, include the following ERISA investor exemptions:

•	PTCE 90-1, regarding investments by insurance company pooled separate accounts;

•	PTCE 91-38, regarding investments by bank collective investment funds;

•	PTCE84-14, regarding transactions effected by qualified professional asset managers;

•	PTCE84-14, regarding transactions effected by qualified professional asset managers;

•	PTCE 96-23, regarding transactions effected by in-house managers; and

•	PTCE 95-60, regarding investments by insurance company general accounts.

      The notes may not be acquired by any person or entity who is, or who in acquiring such notes is using the assets of, an ERISA plan unless one of the ERISA investor exemptions or another applicable exemption is available to the ERISA plan. The acquisition of the notes by any person or entity who is, or who in acquiring such notes is using the assets of, an ERISA plan will be deemed to constitute a representation by such person or entity to us either that we are not a disqualified person or party in interest with respect to the ERISA plan or that such person or entity is eligible for exemptive relief available pursuant to either the ERISA investor exemptions or another applicable exemption with respect to the acquisition and holding of such notes.

PLAN OF DISTRIBUTION

Initial Offering and Sale

      Under the terms of a Selling Agent Agreement dated as of [       ●       ], 2004, the notes are offered from time to time by us to the purchasing agent for subsequent resale to the agents and other dealers. The purchasing agent and the agents are parties to that agreement. The notes will be offered for sale in the United States only. Dealers who are members of the selling group have executed a Master Selected Dealer Agreement with the purchasing agent. The agents have agreed to use their reasonable best efforts to solicit offers from investors to purchase the notes. HSBC Securities (USA) Inc. is an affiliate of Household International, as described below. We also may appoint additional agents to solicit offers to purchase the notes. Any solicitation and sale of the notes through those additional agents, however, will be on the same terms and conditions to which the original agents have agreed. We will pay the purchasing agent a gross selling concession to be divided among the purchasing agent and the other agents as they agree. The concession is payable to the purchasing agent in the form of a discount ranging from 0.2% to 3.15% of the non-discounted price for each note sold. The purchasing agent also may sell notes to dealers at a discount not in excess of the concession it received from us.

      Following the solicitation of orders, each of the agents, severally and not jointly, may purchase notes as principal for its own account from the purchasing agent. Unless otherwise set forth in the applicable pricing supplement, these notes will be purchased by the agents and resold by them to one or more investors at a fixed public offering price. After the initial public offering of notes to be resold by an agent to investors, the public offering price (in the case of notes to be resold at a fixed public offering price), concession and any discount may be changed.

      We have the sole right to accept offers to purchase notes and may reject any proposed offer to purchase notes in whole or in part. The purchasing agent and each agent also has the right, in its discretion reasonably exercised, to reject any proposed offer to purchase notes in whole or in part. We reserve the right to withdraw, cancel, or modify any offer without notice. We also may change the terms, including the interest rate we will pay on the notes, at any time prior to our acceptance of an offer to purchase.

      The purchasing agent and each of the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. We have agreed to indemnify the Purchasing Agent and each of the agents against certain liabilities, including liabilities under the Securities Act of 1933. We have also agreed to reimburse the purchasing agent and the agents for certain expenses.

      No note will have an established trading market when issued. We do not intend to apply for the listing of the notes on any securities exchange, but we have been advised by the agents that the agents may purchase and sell notes in the secondary market as permitted by applicable laws and regulations. The agents are not obligated to make a market in the notes, and they may discontinue making a market at any time without notice. Neither the agents nor we can provide any assurance regarding the liquidity of any trading market for any notes. All secondary trading in the notes will settle in immediately available funds.

      In connection with certain offerings of notes, the rules of the SEC permit the purchasing agent to engage in transactions that may stabilize the price of the notes. The purchasing agent will conduct these activities for the agents. These transactions may consist of short sales, stabilizing transactions and purchases to cover positions created by short sales. A short sale is the sale by the purchasing agent of a greater amount of notes than the amount the purchasing agent has agreed to purchase in connection with an offering of notes. Stabilizing transactions consist of certain bids or purchases made by the purchasing agent to prevent or retard a decline in the price of the notes while an offering of notes is in process. In general, these purchases or bids for the notes for the purpose of stabilization or to reduce a syndicate short position could cause the price of the notes to be higher than it might otherwise be in the absence of those purchases or bids. The purchasing agent makes no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of any notes. In addition, the purchasing agent is not required to engage in these activities and may end any of these activities at any time.

      The agents or dealers to or through which we may sell notes may engage in transactions with us and perform services for us in the ordinary course of business.

      Household International and HSBC Securities (USA) Inc. are wholly owned indirect subsidiaries of HSBC. HSBC Securities (USA) Inc., a broker-dealer subsidiary of HSBC, is a member of the National Association of Securities Dealers, Inc. (“NASD”) and may participate in offerings of the notes. Accordingly, offerings of the notes in which HSBC Securities (USA) Inc. participates will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD, and any agents offering the notes in such offerings will not confirm sales to any accounts over which they exercise discretionary authority without the prior approval of the customer. The maximum underwriting discounts and commissions to be received by any NASD member or independent broker/ dealer in connection with any distribution of the notes will not exceed of 8% of the principal amount of such note.

      The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of a secondary market for the notes.

      The agents and certain affiliates thereof engage in transactions with and perform services for us in the ordinary course of business.

Market-Making Resales by Affiliates

      This prospectus together with the applicable Pricing Supplement and your confirmation of sale may also be used by HSBC Securities (USA) Inc. in connection with offers and sales of the notes, if any, in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. In a market-making transaction, HSBC Securities (USA) Inc. may resell a security it acquires from other holders after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, HSBC Securities (USA) Inc. may act as principal or agent, including as agent for the counterparty in a transaction in which HSBC Securities (USA) Inc. acts as principal, or as agent for both counterparties in a transaction in which HSBC Securities (USA) Inc. does not act as principal. HSBC Securities (USA) Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Household International may also engage in transactions of this kind and may use this prospectus for this purpose. Neither HSBC Securities (USA) Inc. nor any other affiliate of Household International has an obligation to make a market in any of the notes and may discontinue any market-making activities at any time without notice, in its sole discretion.

      The initial aggregate offering price specified on the cover of this prospectus relates to notes we have not yet issued. This amount does not include the notes to be sold in market-making transactions. The latter include the notes to be issued after the date of this prospectus, as well as the notes, if any, previously issued.

      Household International does not expect to receive any proceeds from market-making transactions. Household International does not expect that HSBC Securities (USA) Inc. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to Household International.

      Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

      Unless Household International or an agent informs you in your confirmation of sale that your security is being purchased in its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document filed by Household International at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the Household International documents listed below and any future filings made by Household International with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the notes: Annual Report on Form 10-K for the year ended December 31, 2003; Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; and Current Reports on Form 8-K dated March 1, 2004, May 17, 2004, August 2, 2004 and November 15, 2004. You may request a copy of these filings, at no cost, by writing, emailing or telephoning us at: Household International, Office of the Secretary, 2700 Sanders Road, Prospect Heights, Illinois 60070, Telephone (847) 564-5000, email: darcie.j.oakes@us.hsbc.com. These filings are also available on the website our company maintains at www.household.com.

LEGAL OPINIONS

      Patrick D. Schwartz, Vice President, Deputy General Counsel — Corporate and Assistant Secretary of Household International, Inc. will issue a legal opinion concerning the legality of the notes. Certain legal matters will be passed upon for the Purchasing Agent and the agents by McDermott Will & Emery LLP, Chicago, Illinois. Mr. Schwartz is a full-time employee and an officer of Household International, Inc. and owns, and holds options to purchase, equity securities of HSBC.

EXPERTS

      The consolidated financial statements of Household International, Inc. as of December 31, 2003 and 2002 and for the periods January 1 through March 28, 2003 and March 29 through December 31, 2003 and for each of the years in the two year period ended December 31, 2002, which are included in our Annual Report on Form 10-K, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report states that as a result of the acquisition of Household International, Inc. by HSBC Holdings plc on March 28, 2003, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Estimated Expenses:
Printing & Engraving Fees	$100,000
Fees of Trustee	90,000
Accountants’ Fees and Expenses	150,000
Blue Sky Qualification Fees and Expenses	5,000
SEC Filing Fee	633,500	*
NASD Filing Fee	30,500
Rating Agency Fees	1,000,000
Legal Fees and Expenses	25,000
Miscellaneous	16,000

Total	$2,050,000

*	Actual

Item 15.	Indemnification of Directors and Officers.

      The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes Household International to buy directors’ and officers’ liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

      A bylaw of Household International states and makes mandatory the indemnification expressly authorized under the General Corporation Law of Delaware. The bylaw would protect directors, officers, employees and agents against any and all expenses and liability with respect to actions brought against them by or in the right of Household International if the required standard of conduct is met. The bylaw is applicable to directors, officers and employees of Household International and also to persons who are serving at the request of Household International as directors, officers, employees or agents or other corporations.

      Article VIII of the Restated Certificate of Incorporation of Household International provides for indemnification to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware for all persons that it may indemnify thereto. Household International has purchased liability policies which indemnify Household International’s officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions as set forth in the policies.

      Pursuant to agreements which Household International will enter into with the Purchasing Agent and the agents (the form of which is included as an exhibit to this Registration Statement), officers and directors of Household International may be entitled to indemnification by such underwriters or agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, arising from information appearing in the Registration Statement or any Prospectus which has been furnished to Household International by such Purchasing Agent or agents.

Item 16.	Exhibits.

1	*	Form of Selling Agent Agreement.
4.1	*	Form of Standard Multiple-Series Indenture Provisions for Senior Debt Securities.
4.2	*	Form of Indenture for Senior Debt Securities between Household International, Inc. and JPMorgan Chase Bank.
5	*	Opinion and Consent of Mr. P. D. Schwartz, Vice President, Deputy General Counsel — Corporate and Assistant Secretary of Household International, Inc.
12	*	Statement on the Computation of Ratio of Earnings to Fixed Charges (Incorporated by reference from Exhibit 12 to Household International’s Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 12 to Household International’s Quarterly Report on Form 10-Q for the period ended September 30, 2004).
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Mr. P. D. Schwartz, Vice President, Deputy General Counsel — Corporate and Assistant Secretary of Household International, Inc., is contained in his opinion (Exhibit 5).
24		Power of Attorney (included on page II-4).
25	*	Statement of eligibility of JPMorgan Chase Bank.

*	To be filed by amendment.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(6) That for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person, in connection with the securities registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Prospect Heights, and State of Illinois, on the 15th day of November, 2004.

HOUSEHOLD INTERNATIONAL, INC.

By	/s/ WILLIAM F. ALDINGER

William F. Aldinger
Chairman and Chief Executive Officer

      Each person whose signature appears below constitutes and appoints P. D. Schwartz, L. S. Mattenson, M. J. Forde and K.P. Buschardt-Pisarczyk and each or any of them (with full power to act alone), as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her in his/her name, place and stead, in any and all capacities, to sign and file with the Securities and Exchange Commission, any and all amendments (including post-effective amendments) to the Registration Statement, granting unto each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or their substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on the 15th day of November, 2004.

Signature	Title

/s/ W. F. ALDINGER (W. F. Aldinger)	Chairman, Chief Executive Officer and Director

/s/ S. C. PENNEY (S. C. Penney)	Senior Executive Vice President and Chief Financial Officer

/s/ K.A. NELSON (K. A. Nelson)	Senior Vice President — Chief Accounting Officer

/s/ W. R. P. DALTON (W. R. P. Dalton)	Director

/s/ R. J. DARNALL (R. J. Darnall)	Director

/s/ G. G. DILLON (G. G. Dillon)	Director

/s/ A. DISNEY (A. Disney)	Director

/s/ J. A. EDWARDSON (J. A. Edwardson)	Director

/s/ J. D. FISHBURN (J. D. Fishburn)	Director

/s/ C. F. FREIDHEIM, JR. (C. F. Freidheim, Jr.)	Director

Signature	Title

/s/ R. K. HERDMAN (R. K. Herdman)	Director

/s/ A. W. JEBSON (A. W. Jebson)	Director

/s/ L. E. LEVY (L. E. Levy)	Director

/s/ G. A. LORCH (G. A. Lorch)	Director

/s/ J. D. NICHOLS (J. D. Nichols)	Director

/s/ L. M. RENDA (L. M. Renda)	Director

/s/ S. J. STEWART (S. J. Stewart)	Director

      The Registrant reasonably believes that the security rating to be assigned to the Securities registered hereunder will make the Securities “investment grade securities” pursuant to Transaction Requirement B-2 of Form S-3.

EXHIBIT INDEX

Exhibit
Number		Document Description

1	*	Form of Selling Agent Agreement.
4.1	*	Form of Standard Multiple-Series Indenture Provisions for Senior Debt Securities.
4.2	*	Form of Indenture for Senior Debt Securities between Household International, Inc. and JPMorgan Chase Bank.
5	*	Opinion and Consent of Mr. P. D. Schwartz, Vice President, Deputy General Counsel — Corporate and Assistant Secretary of Household International, Inc.
12	*	Statement on the Computation of Ratio of Earnings to Fixed Charges (Incorporated by reference from Exhibit 12 to Household International’s Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 12 to Household International’s Quarterly Report on Form 10-Q for the period ended September 30, 2004).
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Mr. P. D. Schwartz, Vice President, Deputy General Counsel — Corporate and Assistant Secretary of Household International, Inc., is contained in his opinion (Exhibit 5).
24		Power of Attorney (included on page II-4).
25	*	Statement of eligibility of JPMorgan Chase Bank.

*	To be filed by amendment.